Filed by Grupo Financiero Santander México, S.A.B. de C.V.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Grupo Financiero Santander México, S.A.B. de C.V.

Registration Statement Commission File Number: 333-221224

Subject Company Commission File Number: 001-35658

Date: December 13, 2017

RESOLUTIONS

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.,
EXTRAORDINARY AND ORDINARY STOCKHOLDERS’ MEETING.
DECEMBER 8, 2017.

POINT I

Discussion and, if applicable, approval to declare the payment of a cash ordinary dividend to the stockholders of Grupo Financiero Santander México, S.A.B. de C.V. (the “Company”), against the profits of year 2016 and previous years, for up to the amount and at the date determined by the Meeting.

R E S O L U T I O N S

FIRST.- “It is agreed to pay a cash ordinary dividend for up to the amount of Mx$6,626,000.00 (six thousand six hundred twenty six million Mexican pesos). Such dividend shall be allocated as follows:

(i)	The payment of an ordinary dividend for an amount of Mx $4,676,000,000.00 (four thousand six hundred seventy six million Mexican pesos) from the account named “Profits/losses from previous years” as recorded in the financial statements as of December 31, 2016 that were duly approved by the General Stockholders’ Meeting of the Company; such amount shall be covered before December 31, 2017 in accordance with the number of stocks they own, at Mx $0.6890256255 per stock, via the S.D Indeval Institución para el Depósito de Valores, S.A. de C.V.

(ii)	The amount of Mx $1,950,000,000.00 M.N. (one thousand nine hundred and fifty million Mexican pesos) from the account named “Profits/losses from previous years” as recorded in the financial statements as of December 31, 2016 duly approved by the General Stockholders’ Meeting. Said amount may be lowered based on the financial statements of the Company as of December 31, 2017, on the understanding that said adjustments can only be performed in order to equal the carrying value of the stocks of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. with the stocks of its main subsidiary, BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO. Once the dividend is determined, the amount will be paid in cash no later than January 31, 2018 in accordance with the number of stocks shareholders own, at Mx $0.2873396 per stock, via the S.D Indeval Institución para el Depósito de Valores, S.A. de C.V. The amount subject to the abovementioned reduction or remnant, if applicable, shall be without effect and no right to payment of dividend shall be acknowledged with respect to such adjustment”.

SECOND.- “Dividends and the amounts to be distributed to the stockholders, will be at their disposal on December 27, 2017 and no later than January 31, 2018, respectively, previous publication of the Notice to Stockholders in the newspapers “El Financiero” and “El Economista.”

THIRD.- “The Stockholders’ Meeting agrees to empower Mr. Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Emilio de Eusebio Saiz, Fernando Borja Mujica, Juan Eduardo Llanos Reynoso and Ms.Rocío Erika Bulhosen Aracil so that they, individually or jointly, perform all the necessary actions to provide notice to stockholders, in order to inform them of the rights they may enforce regarding the dividend declared”.

FOURTH.- “The approval to carry out the payment of the declared dividend is subject to the condition that the Ministry of Treasury and Public Credit approves the corporate restructuring of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., to be discussed at this Meeting”.

POINT II

Discussion and, if applicable, the approval of different resolutions to carry out the merger of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., as merged company, and BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO.

R E S O L U T I O N S

FIFTH.- “It is agreed to carry out the corporate restructuring of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., according to the series of actions previously presented and pursuant to the content of the document named Booklet of Restructuring; this, on the understanding that all shall be subject to the condition that, according to the merger program, the authorizations, cancellations and registrations with the National Registry of Securities that correspond to the merged company and the surviving company, pursuant to the Law for the Regulation of Financial Groups, the Law on Credit Institutions, the Law on Exchange Market and the Federal Law on Economic Competition have been obtained from the competent financial authorities and those on economic competition, and the Kingdom of Spain and the United States of Mexico have approved an agreement for the avoidance of double taxation,.”

SIXTH.- “It is approved to carry out the merger of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., as merged company, and BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER

MÉXICO, as surviving company, on the understanding that it is subject to the following conditions:

(i) The Ministry of Treasury and Public Credit shall authorize pursuant to the terms of Article 17 of the Law for the Regulation of Financial Groups, the merger of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., which will be extinguished as a result of the merger into the surviving company;

(ii) The National Banking and Exchange Commission provides the authorization for the investments in stocks of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO and CASA DE BOLSA SANTANDER, S.A. DE C.V., GRUPO FINANCIERO SANTANDER MÉXICO, by those persons that, as a consequence of the merger, will acquire an interest in the capital stock of such entity equal or greater than 5%;

(iii) The National Banking and Exchange Commission grants authorization for the sale of stocks representing the capital stock of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO, owned by Banco Santander S.A. [España], so that they are the payment in kind for the subscription of capital stock of GRUPO FINANCIERO SANTANDER MÉXICO, S.A. de C.V, parent company of a new financial group to be incorporated, where Banco Santander, S.A. [España] shall be indirect stockholder of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO via the new parent company;

(iv) The National Banking and Exchange Commission grants authorization for the sale of stocks representing the capital stock of CASA DE BOLSA SANTANDER, S.A. DE C.V., GRUPO FINANCIERO SANTANDER MÉXICO, once the merger enters into effect; such sale to be performed by BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO, as universal successor of said stocks as a result of the merger with GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., the purchaser being the new parent company of the financial group to be named GRUPO FINANCIERO SANTANDER MÉXICO, S.A. de C.V. (or other designated name, as applicable), and Banco Santander, S.A. [España] being the indirect stockholder of CASA DE BOLSA SANTANDER, S.A. DE C.V., GRUPO FINANCIERO SANTANDER MÉXICO via said new parent company.

(v) the National Banking and Exchange Commission grants the cancellation of the registration with the National Registry of Securities of the stocks representing the capital stock of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., without a public offer purchase regarding its own stocks and without establishing the trust mentioned in Article 108, fraction II of the Law on Exchange Market, and without performing the public offer of acquisition by the surviving company pursuant to the provisions in Article 98 with respect to the exemption included in Article 102, fraction VI of the same Law on Exchange Market, respectively, for both the merged company and the surviving company.

(vi) The National Banking and Exchange Commission grants the registration with the National Registry of Securities of the stocks representing the capital stock of the surviving company, and

(vii) The Federal Commission on Economic Competition does not reject the concentration of economic activities pursuant to the Federal Law on Economic Competition.”

SEVENTH.- “The audited financial statements of the Company as of December 31, 2016, to serve as the basis for the merger, are acknowledged as received and approved.”

EIGHTH.- “It is approved to execute a merger agreement pursuant to the terms presented, as well as the merger program for the purposes of the provisions in Article 17 of the Law for the Regulation of Financial Groups.”

NINTH.- “The Meeting acknowledges to know that, once the Ministry of Treasury and Public Credit grants the authorization pursuant to article 17 of the Law for the Regulation of Financial Groups, the merger shall enter into effect among the parties at the closing of December 31, 2017 and for third parties at that same date once the public instruments formalizing the corresponding merger agreements are registered in the Public Registry of Commerce, pursuant to the provisions in Article 19 of the Law for the Regulation of Financial Groups and the authorization from the Ministry of Treasury and Public Credit approving the merger is granted pursuant to the terms of article 19 of the Law for the Regulation of Financial Groups.

TENTH.- “As a consequence of the merger and, from the day it enters into effect before third parties, pursuant to the sixth and ninth resolutions above, the following will apply:

(i) GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., as merged company to be extinguished, transfers all rights, goods, agreements, contracts, assets, liabilities, privileges and guarantees and all that in fact and by right constitutes its assets to BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO, as surviving company, which shall absorb all assets and liabilities of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., as merged company to be extinguished, and it shall acquire all the assets and the rights of this company, and subrogates all of the rights and obligations of the merged company and undertakes to pay all the debts of the merged company under the terms agreed with the corresponding creditors.

(ii) All the stocks issued by GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., merged company, will be extinguished and all the titles representing them shall be cancelled;

(iii) Pursuant to the provisions in Article 19 of the Law for the Regulation of Financial Groups, the authorization issued by the Ministry of Treasury and Public Credit for the carrying out the merger as well as the resolutions adopted by this Meeting regarding the merger shall be published in the Federal Official Gazette; and

(iv) Pursuant to the provision in Article 223 of the General Law on Trade Companies, the resolutions regarding the merger and the balance sheet of the merged company that serve as the basis for the merger shall be published in the Electronic System of Publications established by the Ministry of Economy, and such resolutions shall be registered, once certified by notary public, with the Public Registry of Commerce. “

ELEVENTH.- “The Meeting agrees that, as a consequence of the merger and by virtue of it, to request to the National Banking and Exchange Commission to cancel the registry in the National Registry of Securities, the stocks representing the capital stock of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., without need of public offer purchase as they are its own stocks nor establishing the trust mentioned in Article 108 Fraction II of the Law on Exchange Market, nor to carry out the public offer of acquisition by the surviving company pursuant to Article 98 regarding the exemption included in Article 102, fraction VI of the same Law on Exchange Market, respectively, both for the merged company and the surviving company.”

TWELFTH.- “The need to sell the stocks representing the capital stock of CASA DE BOLSA SANTANDER S.A. DE C.V., GRUPO FINANCIERO SANTANDER MÉXICO is acknowledged. “

THIRTEENTH.- “The Meeting agrees that, inherent to the achievement of the corporate restructuring subject to the approval of this General Stockholders’ Meeting, the sale of the stocks representing the capital stock of CASA DE BOLSA SANTANDER S.A. DE C.V., GRUPO FINANCIERO SANTANDER MÉXICO shall be made at market value according to the technical analysis mentioned in the text of these minutes, as well as that such transactions shall be carried out by BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO and the new parent company of the new financial group to be incorporated and controlled at 99.99% by Banco Santander, S.A. [España].

Such sale shall be performed and enter into full effect simultaneously with all of the legal actions referred to in points I to IV of this General Stockholders’ Meeting, and the corresponding agreement shall stipulate that: 1) the transfer of ownership of the stocks representing the capital stock of Casa de Bolsa Santander shall be formalized at the same time that the merger and all other actions inherent to the corporate restructuring enter into effect, and 2) the payment of the price of stocks will be performed within a term of six calendar months after the date of execution of said agreement.”

FOURTEENTH.- “The Meeting agrees that the sale of the stocks representing the capital stock of CASA DE BOLSA SANTANDER, S.A. DE C.V., GRUPO FINANCIERO SANTANDER MÉXICO, to be sold by BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO and purchased by the new parent company of the new financial group, to be incorporated and controlled at 99.99% by Banco Santander, S.A. [España], is subject to the condition that the Ministry of Treasury and Public Credit, the National Banking and Exchange Commission and the Federal Commission on Economic Competition issue the corresponding authorizations, registrations and cancellations with the National Registry of Securities pursuant to the Law for the Regulation of Financial Groups, the Law on Credit Institutions, the Law on Exchange Market and the Federal Law on Economic Competition.”

POINT III

Discussion and, if applicable, the approval of the agreement for the extinction of the single agreement of responsibilities to be executed between GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V. and its financial entities.

R E S O L U T I O N S

FIFTEENTH.- “The Meeting approves, as consequence of the merger, the execution of the agreement for the termination of the single agreement of responsibilities entered into by and between GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., as parent company, and the financial entities that constitute it, pursuant to the text of the project presented to this Meeting.”

SIXTEENTH.- “The approval of the agreement of termination of the single agreement of responsibilities to be entered into by and between GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., as parent company, and the financial entities that constitute it is subject to the condition that the Ministry of Treasury and Public Credit provide its authorization under the terms of the project presented to the Meeting and once the merger enters into effect before third parties.”

POINT IV

Appointment of special delegates to formalize and execute the resolutions adopted by the Meeting.

R E S O L U T I O N

SEVENTEENTH.- “Mr. Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil are authorized so that any of them, individually by themselves or via the persons they appoint, carry out all and each one of the steps and necessary procedures before the competent authorities in order to obtain the corresponding authorizations for the fulfillment of the resolutions adopted by this Meeting.

Likewise, these same persons are appointed as Special Delegates of this Meeting so that, in the name and behalf of the Company, individually any of them may appear before the notary public of their choice to obtain the certification, as needed, of the content of these Minutes and, if they consider it convenient, prepare, subscribe and present any notices required before any authority.

The Secretary and Assistant Secretary of the Board of Directors are authorized to issue copies or certified copies of these minutes, as requested, and to perform any comments as necessary in the corporate books of the Meeting.”